EXHIBIT 12.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Years Ended September 30,
(Dollars in Thousands)

FIXED CHARGES:	2001	2000 (a)	1999 (a)	1998 (a)	1997(a)

Interest Expense	$49,197	$43,535	$37,437	$37,473	$33,599
Amortization of Debt Premium, Discount and Expense	260	346	566	370	299
Interest Component of Rentals	12	12	12	12	17

Total Fixed Charges	$49,469	$43,893	$38,015	$37,855	$33,915

EARNINGS:
Net Income	$85,770	$84,574	$68,768	$68,629	$82,019
Add:
Income Taxes Applicable to Utility Operating Income	58,701	47,821	38,689	38,022	47,864
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(3,530)	(153)	2,887	1,784	577
Total Fixed Charges	49,469	43,893	38,015	37,855	33,915

Total Earnings	$190,410	$176,135	$148,359	$146,290	$164,375

Ratio of Earnings to Fixed Charges	3.8	4.0	3.9	3.9	4.8

(a)	Amounts for fiscal years 2000, 1999, 1998 and 1997 reflect the consolidated balances of Washington Gas Light Company and its former subsidiaries.